NEWS RELEASE	TSX Trading Symbol: BZA

CORRECTION TO PRESS RELEASE OF JANUARY 31, 2006
RESTATEMENT OF TAURUS RESOURCE ESTIMATE

February 2, 2006 - American Bonanza Gold Corp.(TSX: BZA) (“Bonanza”) has been informed by Wardrop Engineering Inc. (Wardrop) that a restatement is necessary of their original calculation of the resource estimate for Bonanza’s 100% owned Taurus Project located in Northern British Columbia, as reported in Bonanza’s press release of January 31, 2006.

The inferred mineral resource estimate, as stated in the January 31, 2006 release, was based on about 370 drill holes with a combined length of 41,500 meters of diamond drilling and totaled 1,040,000 contained ounces of gold in 32,386,000 tonnes averaging 1 gram/tonne.

A summary of that estimate, as prepared by Wardrop Engineering Inc. (“Wardrop”), which includes seven known zones, is as follows:

PREVIOUSLY STATED TAURUS PROPERTY INFERRED MINERAL RESOURCE
(JANUARY 31, 2006)

Zone Name	Tonnes (000’s)	Average Grade (Grams/Tonne Gold)	Contained Ounces of Gold (Troy Ounces)
Sable	1,350	1.32	57,339
88 Hill	8,505	1.15	315,797
88 West	13,102	0.87	366,930
Highway	2,456	0.98	77,276
Taurus West	3,709	1.02	121,056
Taurus	2,348	0.99	74,489
Plaza	917	0.95	27,999
TOTAL	32,386	1.00	1,040,886

Subsequent to the issuance of the January 31, 2006 press release, it was recognized by Wardrop that a portion of the resource that had been estimated was incorrectly located on ground that does not comprise the American Bonanza Taurus Property.

The resource estimate has been re-calculated by Wardrop and is presented below.

Estimates for all zones except Plaza have been modified; three of the seven zones, 88 Hill, 88 West, and Highway, are materially affected by the re-estimate, and are highlighted in the following table that presents the corrected estimates. The revised totals for tonnes, average grade, and contained ounces of gold are also highlighted.

REVISED TAURUS PROPERTY INFERRED RESOURCE ESTIMATE
(FEBRUARY 02, 2006)

Zone Name	Tonnes (000’s)	Average Grade (Grams/Tonne Gold)	Contained Ounces of Gold (Troy Ounces)
Sable	1,349	1.32	57,306
88 Hill	7,405	1.19	283,969
88 West	3,535	0.87	99,219
Highway	1,891	1.00	60,611
Taurus West	3,706	1.02	120,996
Taurus	2,346	0.99	74,441
Plaza	917	0.95	27,997
TOTAL	21,150	1.07	724,539

The overall average grade has increased by about 7% percent. However, the revised estimate represents a reduction in contained ounces of about 11% for the 88 Hill Zone, 73% for the 88 West Zone, and 22% for the Highway Zone. The reduction in total tonnes for all seven zones is about 35%, and total contained ounces are reduced by approximately 30%.

All other key assumptions, parameters, and calculation methodologies, as described in the January 31, 2006 press release remain unchanged. The Wardrop technical report, entitled “Technical Report on the Taurus Project – Liard Mining District, British Columbia, Resource Estimate and Metallurgical Review” has been revised and will be filed on SEDAR as previously stated in the January 31, 2006 press release. Kevin Palmer, P.Geo. was the Qualified Person responsible for both the original and revised resource estimates.

“It’s always unfortunate when something of this nature occurs, and Wardrop has expressed their sincere regret, however it does not diminish the fact that the Taurus resource remains a significant gold resource hosting nearly three quarters of a million ounces of gold and we are excited to continue advancing the project,” stated Brian Kirwin, CEO and President of Bonanza.

Bonanza intends to further advance Taurus, with a program consisting of in-fill drilling, additional metallurgical testwork including metallurgical dedicated drill holes, re-logging and re-sampling of pre-1995 core to ensure consistent lithological descriptions and finally an updated geologic model. Upon completion of this work, Bonanza should be in a position to evaluate Taurus’ economic viability.

For additional information about Bonanza please visit our website at www.americanbonanza.com .

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This press release uses the term ”Inferred Resources”. Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Resources” have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally minable.

This press release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining exploration is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza’s annual filing on Form 20-F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or write:
Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free (877) 366-4464